





SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

May 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

5/28


SAMSUNG

ELECTRONICS

Investment in Memory Lines

On May 26, 2008, the management committee of Samsung Electronics authorized a KRW 946.8 billion investment in expanding and upgrading the existing Memory lines.

Details

- Investment amount: KRW 946.8 billion
- Purpose: To meet the growing market demand and strengthen cost competitiveness by maximizing production capacity

END